Exhibit 99.1

Bonso Electronics Announces Signing of a Letter of Intent on Reconstruction of the Shenzhen Factory

HONG KONG, July 25, 2017 (Globe Newswire) -- Bonso Electronics International, Inc. (Nasdaq: BNSO), announced today that the company has signed a letter of intent with Shenzhen Fangda Property Development Company Limited (hereafter “Fangda”) to cooperate in reconstructing the existing Shenzhen factory of Bonso into a high-rise industrial and commercial complex. Fangda is a wholly owned subsidiary of Fangda Group Co., Ltd. (“Fangda Group”), which is listed on the Shenzhen Stock Exchange.

Under the terms of the letter of intent, Fangda will be responsible for applying for necessary government approvals and for financing and handling the redevelopment project.  Both companies will share the redeveloped property after reconstruction/redevelopment is completed with Bonso holding a 45% interest in the total floor area.  Entering into a definitive agreement is subject to completion of due diligence by Fangda and the negotiation and agreement between Bonso and Fangda on the detailed terms of the definitive agreement. The companies expect to reach a definitive agreement within the next three months.

If an agreement is reached, the redevelopment will start in mid-2019 and the reconstruction is expected to be finished by 2021.

Anthony So, Chief Executive Officer of Bonso said, “Fangda is a reputable developer in Shenzhen and has direct experience in redevelopment of a substantial project that is very similar to our project. We are very pleased to have entered into this letter of intent, and we believe that Fangda is exactly the type of partner to help move this project forward and to bring it to a successful conclusion for the benefit of our shareholders.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics